Consolidated Financial Statements of

CGI GROUP INC.

For the three and six months ended March 31, 2008 and 2007
(unaudited)

CGI GROUP INC.
Consolidated Statements of Earnings
For the three and six months ended March 31
(in thousands of Canadian dollars, except share data) (unaudited)

	Three months ended March 31		Six months ended March 31
	2008	2007	2008	2007
	$	$	$	$

Revenue	949,138	951,342	1,863,800	1,855,402

Operating expenses
Costs of services, selling and administrative	799,814	805,519	1,567,717	1,569,557
Amortization (Note 7)	41,519	43,783	81,791	84,116
Restructuring costs related to specific items	-	-	-	23,010
Interest on long-term debt	7,166	11,626	14,493	24,113
Other income	(1,801)	(2,266)	(4,254)	(4,503)
Interest charges	1,901	296	2,996	604
Non-controlling interest, net of income taxes	185	-	339	-
	848,784	858,958	1,663,082	1,696,897
Earnings before income taxes	100,354	92,384	200,718	158,505
Income taxes	31,569	29,673	59,345	52,113
Net earnings	68,785	62,711	141,373	106,392

Basic earnings per share (Note 5c)	0.21	0.19	0.44	0.32
Diluted earnings per share (Note 5c)	0.21	0.19	0.43	0.32

Consolidated Statements of Comprehensive Income
For the three and six months ended March 31
(in thousands of Canadian dollars) (unaudited)

	Three months ended March 31		Six months ended March 31
	2008	2007	2008	2007
	$	$	$	$
Net earnings	68,785	62,711	141,373	106,392
Other comprehensive income
Net unrealized gains (losses) on translating financial statements of self-sustaining foreign operations	61,951	(11,881)	54,093	58,349
Net unrealized (losses) gains on translating long-term debt designated as a hedge of net investment in self-sustaining foreign operations	-	2,381	(538)	(7,219)
Net unrealized gains on cash flow hedges	683	-	402	-
Other comprehensive income (loss) before income taxes	62,634	(9,500)	53,957	51,130
Income tax (expense) recovery on other comprehensive gain (loss)	(768)	(207)	(490)	461
Other comprehensive income (loss)	61,866	(9,707)	53,467	51,591
Comprehensive income	130,651	53,004	194,840	157,983

CGI GROUP INC.
Consolidated Statements of Retained Earnings
For the three and six months ended March 31
(in thousands of Canadian dollars) (unaudited)
	Three months ended March 31		Six months ended March 31
	2008	2007	2008	2007
	$	$	$	$
Retained earnings, beginning of period	816,073	624,292	752,847	587,201
Net earnings	68,785	62,711	141,373	106,392
Excess of purchase price over carrying value of Class A subordinate shares acquired (Note 5a)	(39,075)	(18,614)	(48,437)	(25,204)
Retained earnings, end of period	845,783	668,389	845,783	668,389

CGI GROUP INC.
Consolidated Balance Sheets
(in thousands of Canadian dollars)(unaudited)
	As at March 31, 2008	As at September 30, 2007
	$	$
Assets
Current assets
Cash and cash equivalents (Note 2)	82,002	88,879
Accounts receivable	445,435	478,980
Work in progress	214,738	191,055
Prepaid expenses and other current assets	68,227	67,720
Income taxes	2,820	4,849
Future income taxes	31,187	30,522
	844,409	862,005
Capital assets	162,726	146,352
Contract costs	180,805	192,722
Finite-life intangibles and other long-term assets (Note 3)	455,227	455,711
Future income taxes	5,260	4,928
Goodwill	1,687,002	1,658,712
Total assets before funds held for clients	3,335,429	3,320,430
Funds held for clients	225,198	155,378
	3,560,627	3,475,808

Liabilities
Current liabilities
Accounts payable and accrued liabilities	316,597	336,830
Accrued compensation	112,056	132,022
Deferred revenue	146,084	152,668
Income taxes	96,245	108,432
Future income taxes	15,756	24,404
Current portion of long-term debt (Note 4)	98,047	9,815
	784,785	764,171
Future income taxes	192,421	202,718
Long-term debt (Note 4)	350,986	463,376
Accrued integration charges and other long-term liabilities	62,857	71,897
Total liabilities before clients’ funds obligations	1,391,049	1,502,162
Clients’ funds obligations	225,198	155,378
	1,616,247	1,657,540
Shareholders’ equity
Retained earnings	845,783	752,847
Accumulated other comprehensive loss (Note 8)	(332,606)	(386,073)
	513,177	366,774

Capital stock (Note 5a)	1,349,589	1,369,029
Contributed surplus (Notes 5a and 5b)	81,614	82,465
	1,944,380	1,818,268
	3,560,627	3,475,808

CGI GROUP INC.
Consolidated Statements of Cash Flows
For the three and six months ended March 31
(in thousands of Canadian dollars) (unaudited)
	Three months ended March 31		Six months ended March 31
	2008	2007	2008	2007
	$	$	$	$
Operating activities
Net earnings	68,785	62,711	141,373	106,392
Adjustments for:
Amortization (Note 7)	47,038	50,095	93,799	96,722
Future income taxes	(11,514)	(6,053)	(23,361)	(1,122)
Foreign exchange loss	899	463	479	1,711
Stock-based compensation (Note 5b)	1,029	4,334	2,902	7,337
Non-controlling interest, net of income tax	185	-	339	-
Net change in non-cash working capital items	(62,018)	17,412	(51,034)	84,096
Cash provided by operating activities	44,404	128,962	164,497	295,136

Investing activities
Business acquisitions (net of cash acquired)	-	(130)	-	(130)
Purchase of capital assets	(14,490)	(7,941)	(29,583)	(16,108)
Proceeds from disposal of capital assets	-	277	-	277
Payment of contract costs	(5,474)	(6,366)	(8,171)	(9,577)
Reimbursement of contract costs upon termination of a contract	-	-	-	2,143
Additions to finite-life intangibles and other long-term assets	(12,454)	(20,169)	(25,833)	(39,481)
Decrease in other long-term assets	973	165	1,208	338
Cash used in investing activities	(31,445)	(34,164)	(62,379)	(62,538)

Financing activities
Increase in credit facilities	45,062	29,533	45,062	29,533
Repayment of credit facilities	(29,936)	(161,829)	(84,568)	(253,982)
Repayment of long-term debt	(2,204)	(1,815)	(4,225)	(4,156)
Repurchase of Class A subordinate shares (net of share repurchase costs) (Note 5a)	(64,938)	(34,181)	(83,383)	(55,240)
Issuance of shares	5,906	21,225	12,301	22,097
Cash used in financing activities	(46,110)	(147,067)	(114,813)	(261,748)
Effect of foreign exchange rate changes on cash and cash equivalents	8,030	(468)	5,818	7,245
Net decrease in cash and cash equivalents	(25,121)	(52,737)	(6,877)	(21,905)
Cash and cash equivalents, beginning of period	107,123	146,561	88,879	115,729
Cash and cash equivalents, end of period (Note 2)	82,002	93,824	82,002	93,824
Interest paid	7,782	13,661	11,707	22,839
Income taxes paid	28,869	12,135	84,223	23,926

Non-cash transactions
For the six months ended March 31, 2008, significant non-cash transactions consisted of capital assets and other long-term assets acquired for a net cost of $18,770,000, which were financed by long-term debt.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three and six months ended March 31, 2008 and 2007
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

1.	Summary of significant accounting policies

The interim consolidated financial statements for the three and six months ended March 31, 2008 and 2007 are unaudited and include all adjustments that management of CGI Group Inc. (the “Company”) considers necessary for a fair presentation of the financial position, results of operations and cash flows.

The disclosures provided for these interim periods do not conform in all respects to the requirements of Canadian generally accepted accounting principles (“GAAP”) for the annual consolidated financial statements; therefore, the interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements of the Company for the year ended September 30, 2007. These interim consolidated financial statements have been prepared using the same accounting policies and methods of their application as the annual consolidated financial statements for the year ended September 30, 2007, except for new accounting policies that have been adopted effective October 1, 2007.

Certain comparative figures have been reclassified to conform to the current periods’ presentation.

Change in accounting policies

The Canadian Institute of Chartered Accountants (“CICA”) issued the following new Handbook Sections, which were effective for interim periods beginning on or after
October 1, 2007:

a)
Section 3862, “Financial Instruments – Disclosures”, describes the required disclosure for the assessment of the significance of financial instruments for an entity’s financial position and performance and of the nature and extent of risks arising from financial instruments to which the entity is exposed and how the entity manages those risks. This section and Section 3863, “Financial Instruments – Presentation” replaced Section 3861, “Financial Instruments – Disclosure and Presentation”.

b)	Section 3863, “Financial Instruments – Presentation”, establishes standards for presentation of financial instruments and non-financial derivatives.

c)
Section 1535, “Capital Disclosures”, establishes standards for disclosing information about an entity’s capital and how it is managed. It describes the disclosure requirements of the entity’s objectives, policies and processes for managing capital, the quantitative data relating to what the entity regards as capital, whether the entity has complied with capital requirements, and, if it has not complied, the consequences of such non-compliance.

The additional disclosures required as a result of the adoption of these standards were included in Note 11.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three and six months ended March 31, 2008 and 2007
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

1.	Summary of significant accounting policies (continued)

Future accounting changes

In February 2008, the CICA issued Section 3064, “Goodwill and Intangible Assets” effective for interim periods beginning on or after October 1, 2008. Section 3064, which replaces Section 3062, “Goodwill and Other Intangible Assets”, and Section 3450, “Research and Development Costs”, establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. The provisions relating to the definition and initial recognition of intangible assets, including internally generated intangible assets, are equivalent to the corresponding provisions of International Financial Reporting Standards. Section 1000 “Financial Statement Concepts”, was also amended to provide consistency with this new standard. The Company is currently evaluating the impact of the adoption of this new section on the consolidated financial statements.

The CICA has amended Section 1400, “General Standards of Financial Statement Presentation”,  which is effective for interim periods beginning on or after October 1, 2008, to include requirements to assess and disclose the Company’s ability to continue as a going concern. The adoption of this new section will not have an impact on the consolidated financial statements.

2.	Cash and cash equivalents

	As at March 31, 2008	As at September 30, 2007
	$	$
Cash	24,195	53,267
Cash equivalents	57,807	35,612
	82,002	88,879

3.	Finite-life intangibles and other long-term assets

	As at March 31, 2008			As at September 30, 2007
	Cost	Accumulated amortization	Net book value	Cost	Accumulated amortization	Net book value
	$	$	$	$	$	$
Internal-use software	83,448	44,296	39,152	78,767	38,574	40,193
Business solutions	289,345	137,651	151,694	271,177	118,766	152,411
Software licenses	132,035	86,540	45,495	114,666	80,702	33,964
Customer relationships and other	360,411	185,012	175,399	353,879	162,698	191,181
Finite-life intangibles	865,239	453,499	411,740	818,489	400,740	417,749
Deferred financing fees			5,576			6,481
Deferred compensation plan			12,100			12,206
Long-term maintenance agreements			17,585			16,159
Derivative instrument (Note 11)			5,084			-
Other			3,142			3,116
Other long-term assets			43,487			37,962
Total finite-life intangibles and other long-term assets			455,227			455,711

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three and six months ended March 31, 2008 and 2007
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

4.	Long term debt

The Company has available five-year unsecured revolving credit facilities for an amount of $1,500,000,000 maturing in August 2012. The five-year term can be extended annually. As at March 31, 2008, an amount of $225,000,000 has been drawn upon these facilities. Also an amount of $16,034,000 has been committed against these facilities to cover various letters of credit issued for clients and other parties. In addition to the revolving credit facilities, the Company has demand lines of credit in the amounts of $25,000,000 available. At March 31, 2008, no amount had been drawn upon these facilities. The revolving credit facilities contain covenants that require the Company to maintain certain financial ratios (Note 11). At March 31, 2008, the Company is in compliance with these covenants. The first tranche of the Senior U.S. unsecured notes is due in January 2009. The remaining tranches mature in 2011 and 2014.

5.	Capital stock, stock options and earnings per share

a) Capital stock

Six months ended March 31, 2008
Class A subordinate shares			Class B shares		Total
	Number	Carrying value	Number	Carrying value	Number	Carrying value
		$		$		$
Balance, as at October 1, 2007	290,545,715	1,321,305	34,208,159	47,724	324,753,874	1,369,029
Repurchased and cancelled(1)	(8,032,772)	(33,293)	-	-	(8,032,772)	(33,293)
Repurchased and not cancelled(1)	-	(2,106)	-	-	-	(2,106)
Issued upon exercise of options(2)	1,615,251	15,959	-	-	1,615,251	15,959
Balance, as at March 31, 2008	284,128,194	1,301,865	34,208,159	47,724	318,336,353	1,349,589

(1)
On February 5, 2008 and January 30, 2007, the Company’s Board of Directors authorized the renewal of a Normal Course Issuer Bid for the purchase of up to 28,502,941 and 29,091,303 Class A subordinate shares respectively. During the six months ended March 31, 2008, the Company repurchased 7,731,672 Class A subordinate shares for $83,836,000. The excess of the purchase price over the carrying value of Class A subordinate shares repurchased, in the amount of $48,437,000, was charged to retained earnings. As of March 31, 2008, 459,400 of the repurchased Class A subordinate shares (760,500 for the year ended September 30, 2007) with a carrying value of $2,106,000 ($3,461,000 for the year ended September 30, 2007), and a repurchase value of $4,993,000 ($8,538,000 for the year ended September 30, 2007) were held by the Company and were unpaid and had not been cancelled (for the year ended September 30, 2007, of the $8,538,000, $4,540,000 was unpaid).

(2)
The carrying value of Class A subordinate shares includes $3,753,000 ($13,904,000 for the year ended September 30, 2007) which corresponds to a reduction in contributed surplus representing the value of accumulated compensation cost associated with the options exercised since inception.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three and six months ended March 31, 2008 and 2007
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

5.	Capital stock, stock options and earnings per share (continued)

b) Stock options

Under the Company’s stock option plan, the Board of Directors may grant, at its discretion, options to purchase Class A subordinate shares to certain employees, officers, directors and consultants of the Company and its subsidiaries. The exercise price is established by the Board of Directors and is equal to the closing price of the Class A subordinate shares on the Toronto Stock Exchange on the day preceding the date of the grant. Options generally vest one to three years from the date of grant conditionally upon achievement of objectives and must be exercised within a ten-year period, except in the event of retirement, termination of employment or death.

The following table presents the weighted average assumptions used to determine the stock-based compensation expense recorded in cost of services, selling and administrative expenses using the Black-Scholes option pricing model:

	Three months ended March 31		Six months ended March 31
	2008	2007	2008	2007
Compensation expense ($)	1,029	4,334	2,902	7,337
Dividend yield (%)	0.00	0.00	0.00	0.00
Expected volatility (%)	24.40	29.20	23.70	29.50
Risk-free interest rate (%)	3.38	4.04	4.10	3.90
Expected life (years)	5.00	5.00	5.00	5.00
Weighted average grant date fair values ($)	2.83	2.78	3.37	2.60

The following table presents information concerning all outstanding stock options granted by the Company:

Number of options	Six months ended March 31, 2008
Outstanding, as at October 1, 2007	24,499,886
Granted	7,770,286
Exercised	(1,615,251)
Forfeited	(614,060)
Expired	(266,778)
Outstanding, as at March 31, 2008	29,774,083

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three and six months ended March 31, 2008 and 2007
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

5.	Capital stock, stock options and earnings per share (continued)

c) Earnings per share

The following table sets forth the computation of basic and diluted earnings per share:

	Three months ended March 31, 2008			Three months ended March 31, 2007
	Net earnings (numerator)	Weighted average number of shares outstanding (denominator)(1)	Earnings per share	Net earnings (numerator)	Weighted average number of shares outstanding (denominator)(1)	Earnings per share
	$		$	$		$
Basic	68,785	321,834,677	0.21	62,711	329,056,989	0.19
Dilutive options (2)		5,107,608			3,840,932
Diluted	68,785	326,942,285	0.21	62,711	332,897,921	0.19

	Six months ended March 31, 2008			Six months ended March 31, 2007
	Net earnings (numerator)	Weighted average number of shares outstanding (denominator)(1)	Earnings per share	Net earnings (numerator)	Weighted average number of shares outstanding (denominator)(1)	Earnings per share
	$		$	$		$
Basic	141,373	322,886,447	0.44	106,392	329,761,789	0.32
Dilutive options (2)		5,482,279			2,185,107
Diluted	141,373	328,368,726	0.43	106,392	331,946,896	0.32

(1)
The 7,731,672 Class A subordinate shares repurchased during the six months ended March 31, 2008 (5,418,300 during the six months ended March 31, 2007), were excluded from the calculation of earnings per share as of the date of repurchase.

(2)
The calculation of the dilutive effects excludes all anti-dilutive options that would not be exercised because their exercise price is higher than the average market value of a Class A subordinate share of the Company for each of the periods presented in the table. The number of excluded options was 9,268,323 for both the three and six months ended March 31, 2008, respectively and 3,576,087 and 10,663,282 for the three and six months ended March 31, 2007, respectively.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three and six months ended March 31, 2008 and 2007
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

6.	Investments in subsidiaries and joint ventures

a)	Modifications to purchase price allocations
During the six months ended March 31, 2008, the Company modified the purchase price allocation and made adjustments relating to certain business acquisitions, resulting in a net decrease of integration charges, current portion of long-term debt, long-term debt and future income tax assets of $5,654,000, $3,287,000, $2,685,000 and $2,112,000 and a net increase of non-controlling interest of $75,000, whereas goodwill decreased by $9,439,000.

b)	Balance of integration charges
For American Management Systems, Incorporated, the components of the integration charges related to business acquisitions are included in accounts payable and accrued liabilities as well as in accrued integration charges and other long-term liabilities are as follows:

	Consolidation and closure of facilities	Severance	Total
	$	$	$
Balance, as at October 1, 2007	15,226	1,395	16,621
Adjustments to initial provision(1)	(4,542)	-	(4,542)
Foreign currency translation adjustment	622	42	664
Paid during the six-month period	(2,187)	(95)	(2,282)
Balance, as at March 31, 2008(2)	9,119	1,342	10,461

(1)	The adjustments have been recorded as a decrease of goodwill. This amount is included in the decrease of goodwill presented in Note 6 a).

(2)	Of the total balance remaining, $4,378,000 is included in accounts payable and accrued liabilities and$6,083,000 is included in accrued integration charges and other long-term liabilities.

7.	Amortization

	Three months ended March 31		Six months ended March 31
	2008	2007	2008	2007
	$	$	$	$
Amortization of capital assets	10,387	9,591	20,036	16,689
Amortization of contract costs related to transition	4,753	5,503	9,663	9,407
Amortization of finite-life intangibles	26,379	28,689	52,092	58,020
	41,519	43,783	81,791	84,116
Amortization of contract costs related to incentives (presented as reduction of revenue)	5,239	5,938	11,384	11,858
Amortization of other long-term assets (presented in interest on long-term debt)	280	374	624	748
	47,038	50,095	93,799	96,722

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three and six months ended March 31, 2008 and 2007
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

8.	Accumulated other comprehensive loss

Balance, as at October 1, 2007	(386,073)
Net unrealized losses on translating financial statements of self-sustaining foreign operations	(7,858)
Net unrealized loss on translating long-term debt designated as a hedge of net investment in self-sustaining foreign operations	(538)
Net unrealized losses on derivative financial instruments designated as cash flow hedges	(281)
Income tax recovery on other comprehensive loss	278
Change	(8,399)
Balance, as at December 31, 2007	(394,472)
Net unrealized gains on translating financial statements of self-sustaining foreign operations	61,951
Net unrealized gains on cash flow hedges	683
Income tax expense on other comprehensive gain	(768)
Change	61,866
Balance, as at March 31, 2008	(332,606)

9.	Segmented information

The Company has two lines of business (“LOB”), IT services and BPS, in addition to Corporate services. The focus of these LOBs is as follows:
– The IT services LOB provides a full range of services, including systems integration, consulting and outsourcing to clients located in North America, Europe and Asia Pacific. The Company professionals and centers of excellence facilities in North America, Europe and India also provide IT and business process services to clients as an integral part of our homeshore, nearshore and offshore delivery model.
– Services provided by the BPS LOB include business processing for the financial services sector, as well as other services such as payroll and document management services.

The following presents information on the Company’s operations based on its management structure:

As at and for the three months endedMarch 31, 2008	IT services	BPS	Corporate	Total
	$	$	$	$
Revenue	836,502	112,636	-	949,138
Earnings (loss) before interest on long-term debt, other income, interest charges, non-controlling interest, net of income taxes and income taxes(1)	103,767	18,713	(14,675)	107,805
Total assets	2,714,258	643,310	203,059	3,560,627

(1)	Amortization included in IT services, BPS and Corporate is $39,910,000, $3,177,000 and $3,671,000 respectively.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three and six months ended March 31, 2008 and 2007
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

9.	Segmented information (continued)

As at and for the three months endedMarch 31, 2007	IT services	BPS	Corporate	Total
	$	$	$	$
Revenue	835,397	115,945	-	951,342
Earnings (loss) before interest on long-term debt, other income, interest charges, restructuring costs related to specific items and income taxes (1)	106,479	14,540	(18,979)	102,040
Total assets	2,882,673	644,764	205,060	3,732,497

(1)	Amortization included in IT services, BPS and Corporate is $41,260,000, $5,566,000 and $2,894,000 respectively.

As at and for the six months endedMarch 31, 2008	IT services	BPS	Corporate	Total
	$	$	$	$
Revenue	1,641,290	222,510	-	1,863,800
Earnings (loss) before interest on long-term debt, other income, interest charges, non-controlling interest, net of income taxes and income taxes(1)	205,133	36,310	(27,151)	214,292
Total assets	2,714,258	643,310	203,059	3,560,627

(1)	Amortization included in IT services, BPS and Corporate is $78,925,000, $7,030,000 and $7,220,000 respectively.

As at and for the six months endedMarch 31, 2007	IT services	BPS	Corporate	Total
	$	$	$	$
Revenue	1,627,871	227,531	-	1,855,402
Earnings (loss) before interest on long-term debt, other income, interest charges, restructuring costs related to specific items and income taxes (1)	207,632	27,429	(33,332)	201,729
Total assets	2,882,673	644,764	205,060	3,732,497

(1)	Amortization included in IT services, BPS and Corporate is $79,478,000, $10,901,000 and $5,595,000 respectively.

The accounting policies of each segment are the same as those described in the summary of significant accounting policies. See Note 2 of the annual consolidated financial statements of the Company for the year ended September 30, 2007. The Company’s general purpose financial information does not provide data about revenues from external customers for each group of products and services. The figures are presented net of intersegment sales and transfers, which are priced as if the sales or transfers were made to third parties.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three and six months ended March 31, 2008 and 2007
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

10.	Guarantees

In the normal course of business, the Company may provide certain clients, principally governmental entities, with bid and performance bonds. In general, the Company would only be liable for the amount of the bid bonds if the Company refuses to perform the project once the bid is awarded. The Company would also be liable for the performance bonds in the event of default in the performance of its obligations. As at March 31, 2008, the Company provided for a total of $66,609,000 of these bonds. The Company believes it is in compliance with its performance obligations under all service contracts for which there is a performance or bid bond, and the ultimate liability, if any, incurred in connection with these guarantees would not have a materially adverse effect on the Company’s consolidated results of operations or financial condition.

11.	Financial instruments

Risk management disclosures
The Company is exposed to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives for growth. The main objectives of the Company’s risk management process are to ensure that risks are properly identified and that the capital base is adequate in relation to these risks. The principal financial risks to which the Company is exposed are described below.

Capital risk management
The Company manages its capital to ensure that there are adequate capital resources while maximizing the return to shareholders through the optimization of the debt and equity balance.

The capital structure of the Company consists of long-term debt (including the current portion), cash and cash equivalents and shareholders’ equity.

The basis for the Company’s capital structure is dependent on the Company’s expected business growth and changes in the business environment. When capital needs have been specified, the Company’s management proposes capital transactions for the approval of the Company’s Audit and Risk Management Committee and Board of Directors. The capital risk policy remains unchanged from prior periods.

The Company monitors its capital by reviewing various financial metrics, including the following:
•	Debt/Capitalization
•	Net Debt/Capitalization
•	Debt/EBITDA

Debt represents long-term debt, including the current portion. Net debt, capitalization and EBITDA are non-GAAP measures. Net debt represents debt less cash and cash equivalents. Capitalization is shareholders’ equity plus debt. EBITDA is calculated as earnings from operations before income taxes, interest expense and depreciation and amortization.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three and six months ended March 31, 2008 and 2007
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

11.	Financial instruments (continued)

Capital risk management (continued)
The Company believes that the results of the current internal ratios are consistent with its capital management objectives.

The Company is subject to external covenants on its credit facilities and its Senior U.S. unsecured notes.

On the credit facilities, the ratios are as follows:
•	A leverage ratio, which is the ratio of total debt to EBITDA for the four most recent quarters.
•
An interest and rent coverage ratio, which is the ratio of the EBITDAR for the four most recent quarters to the total interest expense and the operating rentals in the same periods. EBITDAR, a non-GAAP measure, is calculated as EBITDA plus rent expense.

•
A minimum net worth requirement, whereby shareholders’ equity, excluding foreign exchange translation adjustments included in accumulated other comprehensive loss, cannot be less than a specified threshold.

The ratios for the credit facilities are calculated on a consolidated basis, excluding Innovapost, which is a joint venture.

On the Senior U.S. unsecured notes, the ratios are as follows:
•	A leverage ratio, which is the ratio of total debt adjusted for operating rent to EBITDAR for the four most recent quarters.
•	A fixed charges coverage ratio, which is the ratio of the EBITDAR to the sum of interest expense plus operating rentals for the period for the four most recent quarters.
•
A minimum net worth requirement, whereby shareholders’ equity, excluding foreign exchange translation adjustments included in accumulated other comprehensive loss, cannot be less than a specified threshold.

The ratios for the Senior U.S. unsecured notes are calculated based on specific subsidiaries of the Company that represent a significant portion of the Company’s consolidated operations.

The Company is in compliance with these covenants and monitors them on an ongoing basis. The ratios are also reviewed quarterly by the Company’s Audit and Risk Management Committee.

The Company is not subject to any other externally imposed capital requirements.

Market risk (interest rate risk and currency risk)
Market risk incorporates a range of risks. Movements in risk factors, such as interest rate risk and currency risk, affect the fair values of financial assets and liabilities.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three and six months ended March 31, 2008 and 2007
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

11.	Financial instruments (continued)

Interest rate risk
The Company is exposed to interest rate risk on a portion of its long-term debt and does not currently hold any financial instruments that mitigate this risk. A fluctuation on interest rates of 50 basis points will not have a significant impact on the current level of borrowings. Therefore, a sensitivity analysis of the impact of interest rate fluctuations on net earnings and comprehensive income has not been provided.

Currency risk
The Company operates internationally and is exposed to risk from changes in foreign currency rates. The Company enters, from time to time, into foreign exchange forward contracts to hedge forecasted cash flows or contractual cash flows in currencies other than the functional currency of its subsidiaries. Hedging relationships are designated and documented at inception and quarterly effectiveness assessments are performed during the year.

Effective December 21, 2007, the Company undesignated its US$192,000,000 Senior U.S. unsecured notes as the hedging instrument for the Company’s net investment in self-sustaining foreign subsidiaries and entered into forward contracts to hedge the contractual principal repayments of the Senior U.S. unsecured notes. The details of the hedging contract are disclosed in the notes of the financial statements for the quarter ending December 31, 2007.

Foreign Currency Sensitivity Analysis
The Company is mainly exposed to fluctuations in the U.S. dollar and the Euro. The following table details the Company’s sensitivity to a 10% strengthening of the U.S. dollar and the Euro on net earnings and comprehensive income against the Canadian dollar. The sensitivity analysis includes foreign currency denominated monetary items and adjusts their translation at period end for a 10% strengthening in foreign currency rates. For a 10% weakening of the U.S. dollar and the Euro against the Canadian dollar, there would be an equal and opposite impact on net earnings and comprehensive income.

	Three months ended March 31, 2008		Six months ended March 31, 2008
	U.S. dollar impact	Euro impact	U.S. dollar impact	Euro impact
Increase in net earnings	749	223	1,687	408
Increase in comprehensive income	162,880	23,110	162,880	23,110

Liquidity rate risk
Liquidity risk is the risk that the Company is not able to meet its financial obligations as they fall due or can do so only at excessive cost. CGI’s growth is financed through a combination of the cash flows from operations, borrowing under the existing credit facilities, the issuance of debt and the issuance of equity. One of management’s primary goals is to maintain an optimal level of liquidity through the active management of the assets and liabilities as well as the cash flows.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three and six months ended March 31, 2008 and 2007
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

11.	Financial instruments (continued)

Liquidity rate risk (continued)
As at March 31, 2008, the Company has accounts payable and accrued liabilities and accrued compensation of $316,597,000 and $112,056,000, respectively, due within 12 months. The contractual maturities of other financial liabilities, such as long-term debt, accrued integration charges and other long-term liabilities and commitments, were presented in the Company’s consolidated financial statements for the year ended September 30, 2007.

As at March 31, 2008, the Company was holding cash and cash equivalents of $82,002,000. The Company also has available $1,259,000,000 in unsecured revolving credit facilities and $25,000,000 in demand lines of credit (Note 4). Given the Company’s available liquid resources as compared to the timing of the payments of liabilities, management assesses the Company’s liquidity risk to be low.

Credit risk
The Company takes on exposure to credit risk, which is the risk that a client will be unable to pay amounts in full when due.

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash equivalents and accounts receivable.

The cash equivalents consist mainly of short-term investments, such as money market deposits. None of the cash equivalents are in asset backed commercial paper products. The Company has deposited the cash equivalents with reputable financial institutions, from which management believes the risk of loss to be remote.

Management does not believe that they are subject to any significant credit risk in view of the Company’s large and diversified client base. For the quarter ended March 31, 2008 the Company generated 11.45% of its revenue from the subsidiaries and affiliates of BCE. However, the Company has accounts receivable from clients engaged in various industries including governmental agencies, finance, telecommunications, manufacturing and utilities that are not concentrated in any specific geographic area. These specific industries may be affected by economic factors that may impact accounts receivable.

On average, the Company will generally have 15%-20% of accounts receivable that is due beyond normal terms, but is not impaired. The carrying amount of accounts receivable are reduced by an allowance account and the amount of the loss is recognized in the income statement within operating expenses. When a receivable balance is considered uncollectible, it is written off against the allowance for doubtful accounts. Subsequent recoveries of amounts previously written off are credited against operating expenses in the income statement. However, management does not believe that these allowances are significant.

Overall, management does not believe that any single industry or geographic region represents a significant credit risk to the Company.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three and six months ended March 31, 2008 and 2007
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

12.	Reconciliation of results reported in accordance with Canadian GAAP to U.S. GAAP

The material differences between Canadian and U.S. GAAP affecting the Company's consolidated financial statements are detailed in the table below. The Company's most recent annual financial statements describe the circumstances which gave rise to the material differences between Canadian and U.S. GAAP applicable as at September 30, 2007.

	Three months ended March 31		Six months ended March 31
	2008	2007	2008	2007
Reconciliation of net earnings:	$	$	$	$
Net earnings - Canadian GAAP	68,785	62,711	141,373	106,392
Adjustments for:
Stock-based compensation(1)	(2,271)	-	(2,271)	-
Warrants	351	351	702	702
Other	201	346	403	683
Net earnings – U.S. GAAP	67,066	63,408	140,207	107,777
Basic earnings per share – U.S. GAAP	0.21	0.19	0.43	0.33
Diluted earnings per share – U.S. GAAP	0.21	0.19	0.43	0.32
Net earnings – U.S. GAAP	67,066	63,408	140,207	107,777
Other comprehensive income
Foreign currency translation adjustment	61,866	(9,707)	53,467	51,591
Comprehensive income – U.S. GAAP	128,932	53,701	193,674	159,368

	As at March 31, 2008	As at September 30, 2007
	$	$
Reconciliation of shareholders’ equity:
Shareholders’ equity - Canadian GAAP	1,944,380	1,818,268
Adjustments for:
Stock-based compensation	58,411	58,411
Warrants	(2,969)	(3,671)
Unearned compensation	(3,694)	(3,694)
Integration costs	(6,606)	(6,606)
Goodwill	28,078	28,078
Income taxes and adjustment for change in accounting policy	9,715	9,715
Other	(6,381)	(6,784)
Shareholders’ equity – U.S. GAAP	2,020,934	1,893,717

(1) Stock-based compensation
During fiscal 2008, the Company issued stock options with a three-year graded vesting period and a performance criteria.  Under Canadian GAAP, the compensation cost for this type of option has been accounted for on a straight-line basis because the entire award of graded vesting options has a similar expected life. Under U.S. GAAP, the graded vesting method must be used. The adjustment represents the compensation cost difference between using the straight-line and graded vesting method.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three and six months ended March 31, 2008 and 2007
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

12.	Reconciliation of results reported in accordance with Canadian GAAP to U.S. GAAP (continued)

Future accounting changes
In December 2007, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 141 (revised 2007) (“SFAS 141R”), “Business Combinations”, effective for business combinations occurring after December 15, 2008. SFAS 141R establishes principles and requirements for how the acquirer in a business combination (i) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree, (ii) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase, and (iii) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The Company is currently evaluating the impact of the adoption of this new section on the consolidated financial statements.